Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
James C. Lin * Martin Rogers ** Miranda So *	James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

May 27, 2025
Re:	HUTCHMED (China) Limited Form 20-F for Fiscal Year Ended December 31, 2024 File No. 001-37710 Responses to the Staff’s Comments on the filing of Form 20-F

Confidential

Gary Newberry

Kevin Kuhar

Jessica Dickerson

Alan Campbell

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of HUTCHMED (China) Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting the Company’s responses to the comments contained in the Staff’s letter dated May 14, 2025 on the Company’s filing of Form 20-F for Fiscal Year Ended December 31, 2024, submitted on March 19, 2025 (the “2024 Form 20-F”).

The Company has responded to all of the Staff’s comments and plans to revise its next upcoming Form 20-F filing to address the comments. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the 2024 Form 20-F where the language addressing a particular comment appears. Capitalized terms not defined herein shall have the meaning given to them in the 2024 Form 20-F.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Form 20-F for Fiscal Year Ended December 31, 2024

Risk Factors

Other Risks and Risks Relating to Doing Business in China

We are subject to stringent privacy and cybersecurity laws..., page 49

1.	In future filings, to the extent applicable, please revise to provide risk factor disclosure explaining whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, including the anticipated implementation of the Critical Infrastructure Ordinance mentioned in the additions below, which is expected to take effect on January 1, 2026.

Pages 49 to 52

We are subject to stringent privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security, and we may be exposed to risks related to our management of the medical data of subjects enrolled in our clinical trials and other personal or sensitive information.

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We believe, to the best of our knowledge, our business operations do not violate any of the above laws and regulations currently in force in all material aspects. We have been taking and will continue to take reasonable measures to comply with applicable data privacy, data protection and cybersecurity laws. We cannot guarantee the effectiveness of the measures undertaken by us and business partners, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us. Complying with all applicable laws, regulations, standards and obligations relating to data privacy, security, and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses. We cannot assure you we can adapt our operations to it in a timely manner. Non-compliance could result in proceedings against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, penalties, judgments and negative publicity. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and reputational damage. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may also be subject to a variety of laws and other obligations regarding data protection in Hong Kong. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”). The PDPO states that any person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable. The Data Protection Principles set out, among other things, that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user and data subjects must be notified, on or before collecting the data, of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred and (2) all practicable steps must be taken to ensure that any personal data held by a data user is protected against unauthorized or accidental access, processing, erasure, loss or use

We believe that, to the best of our knowledge, our operations in Hong Kong are in compliance with the PDPO in all material aspects. The Company has minor operations in Macau. As of the date of this annual report, we do not believe that the laws and regulations in Hong Kong and Macau regarding data security, which impose protocols and obligations regarding the handling of personal data, would have any material adverse impact on our business.

Separately, Hong Kong also passed the Protection of Critical Infrastructure (Computer Systems) Ordinance (Cap. 653) (the “Critical Infrastructure Ordinance”) in March 2025 (which has come into effect on January 1, 2026). Under the Critical Infrastructure Ordinance, entities designated critical infrastructure operators (i.e., organizations that operate critical infrastructures where the infrastructures are “specified critical infrastructure” that the Commissioner of Critical Infrastructure determines is necessary to protect, the “CIOs”) will be subject to certain organisational, preventative and reporting obligations, including (i) maintaining an office in Hong Kong, (ii) setting up and maintaining a computer-system security management unit and plan, and (iii) adhering to strict incident reporting timelines. As of the date of this annual report, the Company has not been designated a CIO.

If we were designated as a CIO under the Critical Infrastructure Ordinance, and/or if future laws and regulations in Hong Kong or Macau were to result in oversight over data security that materially impacts our business in the applicable jurisdiction, we may be required to incur additional cost to ensure our compliance with such laws and regulations, which may affect our business, financial condition, and results of operations.

Risks Relating to Our ADSs

We are a Cayman Islands company..., page 83

2.	We note your disclosure that “[t]o the extent [y]our directors and executive officers reside in China or their assets are located in China, it may not be possible for investors to effect service of process upon [you] or [y]our management inside China.” In future filings, please revise this risk factor to clearly disclose whether any of your directors and executive officers reside in China and whether their assets are located in China.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as ~~strikethrough~~ and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

The Company further submits to the Staff that “China” or “PRC” refers to, as defined therein, the People’s Republic of China including Hong Kong and Macau in the 2024 Form 20-F. Only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in the 2024 Form 20-F, excludes Taiwan, Hong Kong, and Macau. The Company has also specified in the 2024 Form 20-F that the legal and operational risks associated with operating in China also apply to its operations in Hong Kong under the same definition.

We are a Cayman Islands company. As judicial precedent regarding the rights of shareholders under Cayman Islands law is different from U.S. law, English law or Hong Kong law, shareholders may have different shareholder rights than they would have under U.S. law, English law or Hong Kong law and may face difficulties in protecting your interests.

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Most of our directors and executive officers reside outside of the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. In addition, some of our operating subsidiaries are incorporated in China. ~~To the extent our directors and executive officers reside in China or their assets are located in China, it may not be possible for investors to effect service of process upon us or our management inside China.~~ Certain of our directors and executive officers reside within China, and a portion of our assets and the assets of those persons are located within China. It may be difficult for investors to effect service of process upon us or those persons inside mainland China or to enforce against us or them in mainland China any judgments obtained from courts outside mainland China. Mainland China is not a party to treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Even if you are successful in bringing an action, the laws of the Cayman Islands and mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Whilst there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong or mainland China, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in such courts against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Report of Independent Registered Public Accounting Firm, page F-2

3.	In future filings, please have the auditor disclose the year they began serving consecutively as your auditor to conform to PCAOB AS 3101.10(b).

The Company respectfully advises the Staff that the Company’s auditor has begun serving consecutively as the Company’s auditor since 2021. In response to the Staff’s comment, a statement on auditor’s tenure will be included in future filings. The Company’s auditor has included a statement on the auditor’s tenure in the manually signed auditor’s report and will continue to include such statement in the future.

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If you have any questions regarding this submission, please contact James C. Lin at +852 2533-3368 (james.lin@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Mr. Johnny Cheng, Chief Financial Officer

HUTCHMED (China) Limited

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